Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated December 15, 2006, relating to the 2006 and 2005 consolidated financial statements, before the effects of retrospective adjustments for discontinued operations (not presented therein), of AVANIR Pharmaceuticals (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-based Payment, and the change in method of accounting for certain patent related costs, effective October 1, 2005), appearing in the Annual Report on Form 10-K of AVANIR Pharmaceuticals for the year ended September 30, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
February 7, 2008